

November 23, 2011

Via E-mail
Thomas Kreig
Senior Vice President of Finance
Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, CA 90245

> **Re: Ironclad Performance Wear Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **Response dated November 14, 2011**
> **File No. 0-51365**

Dear Mr. Kreig:

We have reviewed your response dated November 14, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 2. Accounting Policies, page 29

Accounts Receivable, page 29

1. We note your response to comment two in our letter dated November 9, 2011. You state that certain of your trade receivables are assigned with recourse and other trade receivables are assigned without recourse. It is not clear from your proposed disclosure if accounts receivable presented in your table include accounts not assigned and/or accounts assigned with recourse. Please revise your proposed tabular presentation to present a separate line in the table for accounts receivable factored with recourse, accounts receivable factored without recourse and non-factored accounts receivable.

2. Please revise to provide the disclosure required by FASB ASC 860-20-50 for accounts receivable under the factoring arrangement that meet the sale criteria including the total amount of accounts receivable sold and the proceeds received for each period presented.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief